Exhibit 99.1

Oriental Culture Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, China, Nov. 15, 2022 (GLOBE NEWSWIRE) - Oriental Culture Holding LTD. (“Oriental Culture” or the “Company”) (NASDAQ: OCG), a leading online service provider of collectibles and artworks, today announced that, on November 9, 2022, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

The notification has no immediate effect on the listing of the Company’s ordinary shares. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, until May 8, 2023 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time before the expiration of the Compliance Period the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company intends to continue actively monitoring the bid price for its ordinary shares between now and the expiration of the Compliance Period and will consider all available options to resolve the deficiency and regain compliance with the Minimum Bid Price Requirement.

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of various kinds of collectibles and artworks and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. The Company is in the process of developing business and services relating to NFTs for cultural and artwork collections as well as a metaverse project. For more information about the Company, please visit: www.ocgroup.hk.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852- 21103909